Exhibit 99.1

Publication of the annual report and invitation to the

ordinary and extraordinary shareholders’ meetings

Mechelen, Belgium; 27 March 2020, 21.15 CET; regulated information – Galapagos NV (Euronext & NASDAQ: GLPG) published its annual report for the financial year 2019.

The annual report for the financial year 2019, including a review of figures and performance, is available online at

https://www.glpg.com/financial-reports and can also be downloaded as PDF. Our annual 2019 Form 20-F filing with the SEC is also available at www.sec.gov/edgar.

Furthermore, Galapagos has the honor to invite its shareholders, holders of subscription rights, directors, and statutory auditor to its annual (ordinary) and extraordinary shareholders’ meetings that will be held on Tuesday 28 April 2020 at 2:00 p.m. (CET) at the Company’s registered office.

The items on the agenda of the ordinary and extraordinary shareholders’ meetings include, amongst other items, the appointment of Dr. Elisabeth Svanberg as an independent director, the amendment of the Company’s corporate purpose, and the amendment of the articles of association to implement several provisions of the new Belgian Companies Code.

Elisabeth Svanberg received her MD and PhD from the University of Gothenburg, Sweden, and is a board certified general surgeon and associate professor of surgery. She joined Serono International in 2000, initially in the field of metabolism and subsequently held roles of increasing responsibilities before joining Bristol Myers Squibb (BMS) in the United States in 2007. At BMS, Elisabeth served as development leader for a first in class novel diabetes medicine and subsequently as Head of Medical Affairs for the Intercontinental region. In 2014, Elisabeth joined Janssen Pharmaceuticals (a Johnson & Johnson Company) as Vice President, Head of the Established Products group, managing a portfolio of 90 products used by an estimated 150 million patients globally. Since 2016, Elisabeth serves as Chief Development Officer at Ixaltis SA, a specialty pharmaceutical company developing proprietary therapeutics to treat genitourinary (GU) disorders with unmet medical need. Elisabeth serves as a non-executive director on the board of PledPharma (since 2017) and Swedish Orphan Biovitrum (SOBI, since 2018).

In order to be admitted to the shareholders’ meetings, the holders of securities issued by the Company must comply with article 7:134 of the Belgian Code of Companies and Associations and article 29 of the Company’s articles of association, and fulfill the formalities described in the convening notice. The convening notice and other documents pertaining to the shareholders’ meetings, including the biography of Dr. Svanberg, can be consulted on our website, www.glpg.com/shareholders-meetings.

In observance of the coronavirus (COVID-19) pandemic, Galapagos strongly encourages its shareholders not to attend the meetings in person, but to vote remotely, prior to the meetings, or to exercise your voting right through a written proxy. Please see the convening notice for more details on how to exercise your voting right. We actively monitor the public health and travel safety concerns relating to the coronavirus and the advisories or mandates that federal, regional and local governments, and related agencies, may issue. We can only allow access to shareholders, proxyholders and the other persons at the shareholders’ meetings to the extent permitted under the measures taken by the Belgian authorities as applicable at the time of meetings. In the event that it is not possible or advisable to hold the shareholders’ meetings as currently planned, we will publicly announce any additional or alternative arrangements for the meetings and we will update our meeting page at the Galapagos website https://www.glpg.com/shareholders-meetings, which we encourage you to monitor for the most recent information.

About Galapagos

Galapagos (Euronext & NASDAQ: GLPG) discovers and develops small molecule medicines with novel modes of action, three of which show promising patient results and are currently in late-stage development in multiple diseases. Our pipeline comprises discovery through Phase 3 programs in inflammation, fibrosis, osteoarthritis and other indications. Our ambition is to become a leading global biopharmaceutical company focused on the discovery, development and commercialization of innovative medicines. More information at www.glpg.com.

Contact

Investors:

Elizabeth Goodwin

VP Investor Relations

+1 781 460 1784

Sofie Van Gijsel

Director Investor Relations

+32 485 19 14 15

ir@glpg.com

Media:

Carmen Vroonen

Senior Director Communications & Public Affairs

+32 473 824 874

Evelyn Fox

Director Communications

+31 6 53 591 999

communications@glpg.com

Forward-looking statements

This release may contain forward-looking statements. Such forward-looking statements are not guarantees of future results. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any forward-looking statements in this document, unless specifically required by law or regulation.

Disclaimer

The contents of our website, including the annual report for the financial year 2019, and any other website that may be accessed from our website, shall not be deemed incorporated by reference in any filing under the Securities Act of 1933.